

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 3, 2019

Brian P. Lynch
Chief Financial Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, California 92008

      Re: Callaway Golf Company
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-10962

Dear Mr. Lynch:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing